EXHIBIT 12.1

DIGITALGLOBE, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

AND RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

(in millions, except ratios)

	Nine Months Ended September 30,	Year ended December 31,
	2013 (3)	2012	2011 (3)	2010	2009	2008
Earnings:
Pre-tax income (loss)	$(120.3)	$65.9	$(46.0)	$6.8	$78.4	$91.9
Add:
Fixed charges	44.6	34.9	41.5	44.4	38.7	27.6
Amortization of capitalized interest (1)	11.7	13.4	13.2	12.9	7.5	7.9
Less:
Capitalized interest	(39.0)	(24.4)	(18.8)	(2.8)	(37.8)	(23.4)
Earnings attributable to non-controlling interest	(0.5)	0.6	—	—	—	—
Total earnings (A)	$(103.5)	$90.4	$(10.1)	$61.3	$86.8	$104.0
Fixed charges and preferred stock dividends:
Fixed charges:
Interest expense	$3.8	$9.4	$21.9	$40.7	$—	$3.9
Capitalized interest	39.0	24.4	18.8	2.8	37.8	23.4
Interest component of rental expense (2)	1.8	1.1	0.8	0.9	0.9	0.3
Total fixed charges (B)	$44.6	$34.9	$41.5	$44.4	$38.7	$27.6
Preferred dividend requirements:	2.6	—	—	—	—	—
Fixed charges and preferred stock dividends (C)	$47.2	$34.9	$41.5	$44.4	$38.7	$27.6
Ratio of earnings to fixed charges ((A) divided by (B))	—	2.6	—	1.4	2.2	3.8
Ratio of earnings to fixed charges and preferred stock dividends ((A) divided by (C))	—	2.6	—	1.4	2.2	3.8

(1)         Amount represents an estimate of capitalized interest that has been amortized each year based on our established depreciation policy and an analysis of total interest costs capitalized since 2004.

(2)         Fixed charges include the portion of rental expenses under operating leases that management believes is representative of rental expense estimated to equal one-third of such expense.

(3)         Earnings were inadequate to cover combined fixed charges and preferred stock dividends for the nine months ended September 30, 2013 and the year ended December 31, 2011.  The coverage deficiencies were $150.7 million and $51.6 million, respectively.

We computed the ratio of earnings to fixed charges by dividing earnings, which consist of income (loss) before income taxes plus fixed charges and estimated amortization of capitalized interest less interest capitalized during the period and income (loss) attributable to non-controlling interest, by fixed charges, which consists of interest expense, capitalized interest and the estimated interest component of rental expense.